FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statements on Form F-3 filed by YPF Sociedad Anónima with the Securities and Exchange Commission (File Nos. 333-149313, 333-170848 and 333-172317)

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of letter to the National Securities Commission dated February 24, 2011

TRANSLATION

City of Buenos Aires, February 24, 2011

Messrs.
National Securities Commission of Argentina

Ref.: Preliminary Results as of December 31, 2010

Dear Sirs,

This letter is to inform you about the preliminary non-consolidated results of YPF S.A. for the fiscal year ended December 31, 2010 to be considered by the Board of Directors in its next meeting to be held on March 2, 2011. The related opinion of the External Auditor is pending, since the External Audit is still ongoing.

Million pesos
(Exchange rate as of December 31, 2010 Ps. 3.976 = US$ 1)
Sales	40,500

Operating Income	8,781

Net income for the fiscal year	5,790

Additionally, it is important to mention that once the Board of Directors approves the Financial Statements, they will be filed along with an annual report and additional information describing the evolution of the company’s activities.

Yours sincerely,

For YPF S.A.

GUILLERMO REDA Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 24, 2011	By:	/s/Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer